SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         Date of Report: August 23, 2000

                                BAAN COMPANY N.V.

                            Baron van Nagellstraat 89
                                3771 LK Barneveld
                                 The Netherlands
                                       and
                          2191 Fox Mill Road, Suite 500
                                Herndon, VA 20171

                   (Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]       Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]        No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 N.A.

                                BAAN COMPANY N.V.
                                    FORM 6-K


         Baan Company N.V., a Netherlands corporation ("Baan Company"), issued a press release August 18, 2000 (the "Press Release"), announcing the results of an EGM held on August 18, 2000.

         The Press Release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein. The foregoing summary of the Press Release is qualified in its entirety by reference to the Press Release.

         Any statements contained in the Press Release that are not historical facts are forward-looking statements. In particular, statements using the words "will," "plans," "expects," "believes," "anticipates," or like terms are by their nature predictions based upon current plans, expectations, estimates, and assumptions. These statements are subject to a number of risks and uncertainties that could significantly affect outcomes, which may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such forward-looking statements. Specific risks applicable to such forward-looking statements include risks associated with the failure to conclude any proposed agreement and/or changing conditions in the marketplace. Other risks and uncertainties associated with the businesses of Baan Company may be reviewed in Baan Company's public filings on Form 6-K and Form 20-F. Those documents are publicly on file with the U.S. Securities and Exchange Commission. The foregoing disclaimer does not apply to statements made in connection with the offer to purchase the outstanding common shares of Baan Company by Invensys plc.


EXHIBIT NO.                                  DESCRIPTION
------------               ------------------------------------------------

99.1                       Press Release of Baan Company N.V. dated August 18,
                           2000.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   BAAN COMPANY N.V.

Date: August 23, 2000                   By:  /s/ James C. Bays
                                             ------------------
                                        James C. Bays
                                        Member, Supervisory Board of Directors

                                  EXHIBIT INDEX


Exhibit No.                                  Description
---------                  -------------------------------------------------


99.1                       Press Release of Baan Company N.V. dated August 18,
                           2000.